UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

ANNOUNCED RETIREMENT OF DIRECTORS

Trencor Limited, a company organized under the laws of the Republic of South Africa (“Trencor”) and the holder of a 48.3% beneficiary interest in Textainer Group Holdings Limited (“Textainer”)(NYSE: TGH) publicly announced on February 26, 2016 the retirement of Neil Jowell and Cecil Jowell (the “Jowell brothers”) from their positions as Executive Directors of Trencor effective 7 June 2016. This announcement also disclosed that the Jowell brothers intend to resign from their position as members of the Board of Directors (the “Board”) of Textainer. It is currently anticipated that the retirements of the Jowell brothers from the Textainer Board will occur at the end of the May 2016 Textainer Board meeting held in Bermuda. The Jowell brothers’ terms on the Textainer Board are scheduled to expire upon the 2017 Textainer Annual Meeting of Shareholders. It is presently expected that the remaining members of the Textainer Board will select and approve individuals to fill the vacancies on the Board caused by the retirements of the Jowell brothers and such individuals will serve until the scheduled expiration of the Jowell brothers’ Board term in 2017. The Textainer Board, management and employees wish the Jowell brothers a well-deserved retirement and thank them for their many years of dedicated and exceptional service to Textainer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

2